SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 4)*
COMSYS IT Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92330P10
(CUSIP Number)
Vincent Altamura, Esq.
Legal Division NC0630
Wachovia Corporation
One Wachovia Center
301 South College Street
30th Floor
Charlotte, North Carolina 28288-0630
(704) 383-4903
With a copy to:
T. Richard Giovannelli, Esq.
Kennedy Covington Lobdell & Hickman, L.L.P.
Hearst Tower, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7484
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 17, 2008
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92330P10	13D	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS WACHOVIA INVESTORS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,222,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,222,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,222,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.8%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	92330P10	13D	Page	3	of	6	Pages

1	NAME OF REPORTING PERSONS WACHOVIA CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,222,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,222,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,222,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.8%

14	TYPE OF REPORTING PERSON

	HC

     Explanatory Note. This Amendment No. 4 (this “Amendment”) is filed jointly on behalf of (i) Wachovia Investors, Inc., a North Carolina corporation (“Wachovia Investors”), by virtue of its direct beneficial ownership of common stock (“Common Stock”) of COMSYS IT Partners, Inc., a Delaware corporation (the “Company”), and (ii) Wachovia Corporation, a North Carolina corporation (“Wachovia Corporation”), in its capacity as the sole parent company of Wachovia Investors (together with Wachovia Investors, the “Reporting Persons”). This Amendment, among other things, supplements and amends the Schedule 13D filed by the Reporting Persons on October 12, 2004, as amended by Amendment No. 1 filed on January 30, 2007, Amendment No. 2 filed on February 12, 2007, and Amendment No. 3 filed on May 29, 2007 (the “Schedule 13D”), to report the transfer by Wachovia Investors of 358,000 shares of Common Stock. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are assigned to such terms in the Schedule 13D.
     The Schedule 13D is hereby amended as follows:
Item 4. Purpose of Transaction.
     Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following:
     On December 17, 2008, Wachovia Investors transferred 358,000 shares of Common Stock to Wachovia Corporation. Wachovia Corporation subsequently transferred such shares to employees of Wachovia Corporation in connection with a carried interest incentive program. After giving effect to the transfers of such shares, Wachovia Investors beneficially owns an aggregate of 3,222,917 shares of Common Stock.
     Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.
     Wachovia Investors acquired the Common Stock for investment purposes. In connection with the Reporting Persons’ ongoing evaluation of this investment and upon future developments (including, the performance of the Common Stock in the market, alternative uses of funds and general stock market and economic conditions), and subject to any applicable limitations described in Item 6, the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such persons.
     The Reporting Persons intend to conduct ongoing evaluations of their investment and may, based on any such evaluation, determine at a future date to change their current position with respect to any of the actions enumerated above.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) of this Schedule 13D is hereby amended and supplemented by adding the following:
     (a) On December 17, 2008, after giving effect to the transfers described in Item 5(c) below and based upon an aggregate of 20,386,027 shares of Common Stock outstanding (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2008), Wachovia Investors beneficially owned an aggregate of 3,222,917 shares of Common Stock or approximately 15.81% of the outstanding Common Stock. Wachovia Corporation, in its capacity as the sole parent

Page 4 of 6 Pages

company of Wachovia Investors, may be deemed to beneficially own an aggregate of 3,222,917 shares, or approximately 15.81%, of the outstanding Common Stock.
     As of September 30, 2007, Wachovia Investors and the Other Stockholder Parties to the Voting Agreement are no longer required to vote their respective shares of Common Stock pursuant to the terms of the Voting Agreement.
     Items 5(b) and (c) of this Schedule 13D are hereby amended and restated as follows:
     (b) Wachovia Investors has shared power to vote and shared power to dispose of 3,222,917 shares of the Common Stock. Wachovia Corporation, in its capacity as sole parent company of Wachovia Investors, may be deemed to have shared power to vote and shared power to dispose of 3,222,917 shares of the Common Stock.
     (c) On December 17, 2008, Wachovia Investors transferred 358,000 shares of Common Stock to Wachovia Corporation for no value. Wachovia Corporation subsequently transferred such shares to certain employees of Wachovia Corporation in connection with a carried interest incentive program. After giving effect to the transfers of such shares, Wachovia Investors beneficially owns an aggregate of 3,222,917 shares of Common Stock.
     Except as described in this Item 5(c) and as otherwise described in Items 4 and 5(a) hereto, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:
     As of September 30, 2007, Wachovia Investors and the Other Stockholder Parties to the Voting Agreement are no longer required to vote their respective shares of Common Stock pursuant to the terms of the Voting Agreement.
Item 7. Material to Be Filed as Exhibits

Exhibit	Name

99	Joint Filing Agreement, dated as of December 23, 2008, by and among the Reporting Persons (filed herewith).

Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2008

WACHOVIA INVESTORS, INC.

By: Name:	/s/ Courtney R. McCarthy Courtney R. McCarthy
Title:	Vice President

WACHOVIA CORPORATION

By: Name:	/s/ Courtney R. McCarthy Courtney R. McCarthy
Title:	Vice President

Page 6 of 6 Pages